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Exhibit 99.1

June 16, 2008

Dear Fellow Shareholder of Biovail Corporation,

It is now time for you to determine the future direction of Biovail.

Your Company can move forward, guided by an independent, capable and knowledgeable Board of Directors. Or it can be dragged backward by Eugene Melnyk, the former Chairman and CEO who wants to gain control of your Board through his own nominees.

You have received a lot of information to consider as you make this crucial decision. Essentially, however, there are four key questions:

  THE BOARD:    As a Biovail shareholder, are you better served by an independent, capable and experienced Board of Directors ... or by Eugene Melnyk's less-experienced and hand-picked nominees?

  THE RECORD:    Do you want Biovail to move forward with an enhanced Board and strong new management ... or relive the history of lost value, lost opportunities, litigation and regulatory investigation when Eugene Melnyk was Chairman and CEO of Biovail?

  THE STRATEGY:    Is there more potential value for you in Biovail's forward-looking New Strategic Focus, designed for a changing pharmaceutical market ... or in Eugene Melnyk's ill-considered return to an outdated business model?

  THE VALUE POTENTIAL:    Are you more likely to benefit from a disciplined Board and management dedicated to stewardship of your investment and returning capital to all shareholders ... or from individuals installed by Eugene Melnyk for his own purposes?

In each case, we believe your interests are best served by supporting the Biovail nominees to the Board. Objective review confirms our recommendation:

RiskMetrics Group (formerly Institutional Shareholder Services or ISS), which is widely recognized as one of the leading independent corporate governance and proxy advisory firms, recommends that Biovail shareholders VOTE FOR BIOVAIL'S SLATE OF NOMINEES. Their analysis and recommendations are relied upon by many major financial institutions, investment firms, mutual funds and fiduciaries throughout North America. We have enclosed a news release describing the RiskMetrics recommendations.

Your Board of Directors unanimously recommends that you:
• Vote FOR Biovail's Nominees to the Board
• Reject the Dissident Melnyk Nominees
Vote only the BLUE proxy: Do NOT use the Yellow Melnyk proxy

THE BOARD

•
Biovail has added to the strength of the existing Board with five new independent and experienced nominees. Together with the returning Directors, these nominees bring decades of combined service on public company boards — and the corporate governance expertise that goes with it — as well as extensive pharmaceutical and financial expertise. The Biovail nominees share a commitment to enhancing value for all 56,000 Biovail shareholders.

•
Eugene Melnyk has nominated individuals who have past or current business and personal relationships with him. Only one currently serves on the board of a Canadian public company. The nominees include Mr. Melnyk's proposed figurehead CEO, Bruce Brydon, who previously had that title, despite working only part-time and submitting his resignation twice, citing lack of operational accountability.

•
Even if he remains "retired", Mr. Melnyk — if successful — could exercise far greater control over Biovail than his investment would warrant through his influence over these nominees. His Board could, for example, reject the Company's recent settlement with the United States Department of Justice, which could expose Biovail to criminal indictments. If found guilty, the Company would be excluded from doing business with any health program sponsored by the U.S. federal government for a minimum of five years. These programs represent a material proportion of Biovail's business.

•
Eugene Melnyk is attempting to take control of your Company without paying you for it.

Your interests are best served by an independent and capable Board representing all shareholders. Vote the BLUE proxy for the Biovail nominees. Reject the Melnyk nominees.

THE RECORD

•
Your Board has moved your Company forward significantly in the short time since Mr. Melnyk stepped down as Chairman and was banned from acting as a Biovail director by his settlement with the Ontario Securities Commission. Your Board has completed the first review of strategic alternatives that was independent of Mr. Melnyk. It has developed and begun to implement a New Strategic Focus that repositions Biovail to be a stronger, and more profitable, competitor in a rapidly evolving industry. Your Board has further strengthened senior management with the appointment of Bill Wells as CEO — a seasoned business leader with years of experience at Biovail and other global companies.

•
Biovail's record under Eugene Melnyk is far less positive. While Mr. Melnyk was CEO, between 2001 and 2004 — the Lost Years — the Company's share price fell by approximately 64%. As a senior executive until late February 2008, he was responsible for the product development pipeline, which suffered under his management, the effects of which are being felt today. The Company became embroiled in civil, criminal and regulatory investigations and proceedings which damaged the Company's reputation and has — so far — cost shareholders more than $175 million in legal fees and settlement expenses and consumed vast amounts of management time.

•
Prior to that, beginning under the nominal leadership of Mr. Brydon in 2000, Mr. Melnyk led Biovail into its disastrous foray into the United States primary care market; a short-sighted commercial strategy that resulted in more than $300 million in write-downs.

Your interests are best served by a Board and management that are already taking steps to correct and move beyond the mistakes of the past. Vote the BLUE proxy for the Biovail nominees. Reject the Melnyk nominees.

THE STRATEGY

•
The right strategy under the right management will be fundamental to the return on your investment. That strategy has been developed by your Board working with Biovail's experienced management team and leading external advisors. The New Strategic Focus will reposition the Company for greater profitability in a changing competitive landscape, while leveraging its existing strengths. The other choice is the Melnyk proposal which is based on an antiquated and unsuccessful business model that fails to reflect today's marketplace.

•
Biovail's New Strategic Focus is described at length in the May 9 Management Proxy Circular. In the short-term, it aligns the Company's cost base with its revenues. For example, it includes the closing of the underused and unprofitable Puerto Rico facilities — a step that will reduce expenses and has created no issues with our key commercial partners. The Board's strategy builds on the Company's core capabilities in drug delivery, formulation and manufacturing excellence. It also creates new opportunities for higher margins, a range of commercialization options, longer product exclusivity, and improved prescription reimbursement.

•
Significantly, Biovail intends to focus on developing products to fill the large unmet needs in specific niches of the growing specialty central nervous system (CNS) market. This niche focus presents outstanding opportunities and mitigates risk: the investment in clinical trials is much lower since patient numbers required for these trials are much lower and the measure of success of those trials is clear and well-defined. More information on the New Strategic Focus and the CNS initiative is available at www.biovail.com by clicking on the 2008 Annual Meeting button at the top of Biovail's homepage.

•
The New Strategic Focus holds far greater prospects for value enhancement and far less developmental, regulatory and commercial risk than the notions proposed by Mr. Melnyk.

•
Eugene Melnyk's proposal appears to be based on a failing model that would keep Biovail as a "middleman" pursuing a wide range of undifferentiated, convenience and compliance-based products that compete with intensely competitive generic manufacturers. At its best, this is a low-margin business where few high-quality opportunities exist. At the same time, he proposes to pursue "bio-similars" which is a high-risk, high cost and unproven segment of the industry. It is also a complete departure from Biovail's existing business. Illogically, Mr. Melnyk would pursue a strategy that is simultaneously low-reward and high-risk.

Your interests are best served by a Board and management that are implementing an effective new strategy designed for the direction the market is moving, not by a broken model from the past. Vote the BLUE proxy for the Biovail nominees. Reject the Melnyk nominees.

THE VALUE POTENTIAL

•
Your Board is committed to delivering significant and sustainable value to Biovail shareholders. While no one can predict the market price of your shares, your Board has taken important steps to improve the reputation, performance and the prospects for the Company by correcting the errors and omissions of the Melnyk Lost Years and by setting a promising new direction for Biovail.

•
Your Board believes strongly in the importance of returning capital to shareholders. We are increasing efficiencies and reducing costs to create additional sources of capital. We intend to return excess capital to shareholders.

•
Your Board has recently confirmed its intention to maintain Biovail's dividend of $1.50 per share annually, and has launched a successful share repurchase program, under which over 1 million shares have already been purchased.

•
Delivering the potential value in Biovail requires the focused strategy, the disciplined management and the dedicated oversight of an independent Board of Directors.

Your interests are best served by electing a Board that has both the commitment and the capability to build long-term value and return capital to you. Vote the BLUE proxy for the Biovail nominees. Reject the Melnyk nominees.

Time is short. Your vote will make a difference to the outcome of this critical decision.

We recommend that you vote today for an independent, capable and effective Biovail Board that is in a stronger position to deliver sustainable long-term value for all shareholders. We urge you act in your own best interests by rejecting the Melnyk slate and electing the Biovail nominees who can represent you on your Board of Directors.

Yours sincerely,

Dr. Douglas J.P Squires Chairman of the Board	William M. Wells Chief Executive Officer

Note:    An independent leading proxy advisory firm, RiskMetrics Group, recommends that Biovail shareholders vote for Biovail's slate of nominees. Shareholders can read an investor presentation based on what Biovail presented to RiskMetrics at www.biovail.com by clicking on the 2008 Annual Meeting button at the top of Biovail's homepage.

Biovail Shareholders: The Proxy to Vote is Blue

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail's Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028
Bank and Broker and collect calls accepted: 1-212-440-9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

Certain statements contained in this letter constitute forward-looking statements relating to, among other things, the Company's objectives, strategies, intentions, plans, beliefs, estimates and expectations, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Many factors could cause actual results to differ from these expectations, including those described under the heading "Risk Factors" contained in our most recent Annual Report on Form 20-F. Biovail undertakes no obligation to update or revise any forward-looking statement.

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  Exhibit 99.1
Biovail Shareholders: The Proxy to Vote is Blue